June 16, 2016

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (the “Fund”)
File Nos. 333-204886, 811-23067

Dear Mr. Minore:

We have received your comments regarding Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 for the above captioned Fund in your letter of May 24, 2016.  In response to your comments, enclosed for your review please find the following documents relating to the Fund:

•	Letter responding to SEC Staff comments to the Registration Statement received May 24, 2016;
•	Revised Preliminary Prospectus draft;
•	Revised Preliminary Statement of Additional Information draft; and
•	Draft opinion of Chapman and Cutler LLP relating to certain tax matters.

We appreciate your prompt attention to this filing.  If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter L. Draney
Walter L. Draney, Esq.

cc: Morrison Warren, Esq., Chapman and Cutler LLP;

Marcus L. Collins, Esq., RiverNorth Capital Management, LLC